UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of August 6, 2012

Commission File Number: 001-33632
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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of registrant as specified in its charter)
__________________________
73 Front Street
Hamilton HM 12
Bermuda
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s following registration statements on Form F-3: File No. 333-163952 and 333-167860.

The following documents which are attached as an exhibit hereto, are incorporated by reference herein:

Exhibit	Title

99.1	BROOKFIELD INFRASTRUCTURE SIGNS DEFINITIVE AGREEMENTS TO PARTICIPATE IN ACQUISITION OF BRAZILIAN TOLL ROADS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. By its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: August 6, 2012	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary